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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                 SCHEDULE TO-I/A

              Tender Offer Statement under Section 13(e)(1) of the
                        Securities Exchange Act of 1934
                                 Amendment No. 2

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                          LEVEL 3 COMMUNICATIONS, INC.
                       (Name of Subject Company (Issuer))
                              LEVEL 3 FINANCE, LLC
                        (Name of Filing Person (Offeror))

                          LEVEL 3 COMMUNICATIONS, INC.
                        (Name of Filing Person (Issuer))

                   6% Convertible Subordinated Notes due 2009
                   6% Convertible Subordinated Notes due 2010

                         (Title of Class of Securities)
                                    52729NAG5
                                    52729NAS9
                     (Cusip Numbers of Class of Securities)

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                             Thomas C. Stortz, Esq.
                                 General Counsel
                          Level 3 Communications, Inc.
                             1025 Eldorado Boulevard
                           Broomfield, Colorado 80021
                            Telephone: (720) 888-1000
           (Name, Address and Telephone Number of Person Authorized to
      Receive Notices and Communications on Behalf of the Filing Person(s))

                                   Copies to:

   John S. D'Alimonte, Esq.                      Allan G. Sperling, Esq.
   Willkie Farr & Gallagher                 Cleary, Gottlieb, Steen & Hamilton
      787 Seventh Avenue                            One Liberty Plaza
   New York, New York 10019                      New York, New York 10006
  Telephone: (212) 728-8000                     Telephone: (212) 225-2000

                            CALCULATION OF FILING FEE

======================================= ====================================
       Transaction Valuation*                Amount of Filing Fee
--------------------------------------- ------------------------------------
            $165,750,000                            $33,150
======================================= ====================================

*    Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of
     1934

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:   $33,150      Filing party: Level 3 Finance, LLC
     Form or Registration No.: 005-43185    Date Filed:   September 13, 2001

[ ] Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1
[X]  issuer tender offer subject to Rule 13e-4
[ ]  going private transaction subject to Rule 13e-3
[ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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         Level 3 Finance, LLC ("Purchaser"), a Delaware limited liability company and a wholly owned subsidiary of Level 3 Communications, Inc., a Delaware corporation ("Level 3"), and Level 3 hereby amend and supplement the Tender Offer Statement on Schedule TO, originally filed on September 13, 2001 by Purchaser, as amended by Amendment No. 1, filed on September 25, 2001 (the "Schedule TO"), with respect to Purchaser's offers to purchase (1) up to $275,000,000 aggregate principal amount of Level 3's outstanding 6% Convertible Subordinated Notes due 2009 (the "2009 Convertible Notes") at a price not greater than $310 nor less than $270 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase, and (2) up to $200,000,000 aggregate principal amount of Level 3's outstanding 6% Convertible Subordinated Notes due 2010 (the "2010 Convertible Notes" and, together with the 2009 Convertible Notes, the "Convertible Notes") at a price not greater than $300 nor less than $260 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase. Purchaser's offers for the Convertible Notes are being made upon the terms and subject to the conditions relating to the Convertible Notes set forth in the Offers to Purchase, dated September 10, 2001, as supplemented by the Supplement to the Offers to Purchase, dated September 25, 2001 (as so supplemented, the "Offer to Purchase"), and in the related letter of transmittal (which, with respect to the Convertible Notes, as amended or supplemented from time to time, together constitute the "Convertible Note Offers"). By this amendment, Level 3 is also added as a filing person of the Schedule TO.

         Capitalized terms used and not defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

Item 4.  Terms of the Transaction.

         Item 4 of the Schedule TO is hereby supplemented by adding the following disclosure:

                  In the case of an extension of a Convertible Note Offer, public announcement of that extension will be made not later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date for that Convertible Note Offer.

         Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the last paragraph under Item 9, "Conditions to Each Offer," in the Offer to Purchase in its entirety with respect to the Convertible Note Offers only as follows:

                  The foregoing conditions are for the sole benefit of Purchaser and the failure of any such condition to be satisfied with respect to any Convertible Note Offer may be asserted by Purchaser regardless of the circumstances, including any action or inaction by Purchaser, giving rise to any such failure and any such failure may be waived by Purchaser in whole or in part at any time and from time to time prior to the expiration of the applicable Convertible Note Offer in its sole discretion. If any of the foregoing conditions to a Convertible Note Offer shall not have been satisfied, subject to the termination rights as described above, Purchaser may, with respect to that Convertible Note Offer, (i) return tendered Notes to the holders who tendered them,
         (ii) extend that Convertible Note Offer and retain all tendered Notes until the expiration of such extended Convertible Note Offer (in which case, the holders of such tendered Notes will not be entitled to additional withdrawal rights) (see Item 7, "Withdrawal of Tenders"), or
         (iii) amend that Convertible Note Offer in any respect by giving written notice of such amendment to the Depositary. Purchaser also reserves the right at any time prior to the expiration of a Convertible Note Offer to waive satisfaction of any or all of the conditions to that Convertible Note Offer. The failure of Purchaser at any time to


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         exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time with respect to a Convertible Note Offer prior to the expiration of that Convertible Note Offer.

Item 6.  Purpose of the Transaction and Plans or Proposals.

         The Offer to Purchase is hereby amended and supplemented by adding the disclosure contained in Item 6(c) of the Schedule TO.

Item 7.  Source and Amount of Funds.

         Item 7(a) of the Schedule TO is hereby amended and supplemented by adding the following disclosure:

                  As of September 25, 2001, Purchaser held approximately $1 billion in cash and marketable securities.

Item 8.  Interest in Securities of the Subject Company.

         The Offer to Purchase is hereby amended and supplemented by adding the disclosure contained in Items 8(a) and 8(b) of the Schedule TO.

Item 12.  Exhibits.

(a)(1)(i)      Offers to Purchase*

(a)(1)(i)(a)   Supplement to Offers to Purchase*

(a)(1)(ii)     Letter of Transmittal*

(a)(1)(iii) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(5)(i)      Press Release, dated September 10, 2001*

(a)(5)(ii)     Press Release, dated September 25, 2001*

*  Previously filed.



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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     LEVEL 3 FINANCE, LLC

                                     By: /s/ Neil J. Eckstein
                                         ----------------------------
                                         Name:    Neil J. Eckstein
                                         Title:   Manager

                                     LEVEL 3 COMMUNICATIONS, INC.

                                     By: /s/ Thomas C. Stortz
                                         ----------------------------
                                         Name:    Thomas C. Stortz
                                         Title:   General Counsel

Dated:  October 2, 2001



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                                  EXHIBIT INDEX

Exhibit Number                 Description
--------------                 -----------

(a)(1)(i)      Offers to Purchase*

(a)(1)(i)(a)   Supplement to Offers to Purchase*

(a)(1)(ii)     Letter of Transmittal*

(a)(1)(iii) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(5)(i)      Press Release, dated September 10, 2001*

(a)(5)(ii)     Press Release, dated September 25, 2001*

*  Previously filed.

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